Filed Pursuant to Rule 424(b)(3)
1933 Act File No. 333-289054

Capital Group KKR U.S. Equity+ Statement of Additional Information Supplement October 16, 2026

(for the most recent statement of additional information, as supplemented to date)

The information under “Payment of service fees” in the “Management of the fund” section is amended to read as follows:

For purchases subject to an initial sales charge as described in the “Sales charges” section of the prospectus, payment of service fees to investment dealers generally begins accruing immediately after establishment of an account in Class A shares. For purchases at the net asset value breakpoint (in the case of Class A shares) or any purchase of Class A-2 shares, payment of service fees to investment dealers generally begins accruing 12 months after establishment of an account in the applicable shares. Service fees are not paid on certain investments made at net asset value including accounts established by registered representatives and their family members as described in the “Sales charges” section of the prospectus. With respect to purchases of Class A-3 shares, payment of service fees to investment dealers generally begins accruing immediately after establishment of an account in such shares as provided by the applicable financial intermediary.

Keep this supplement with your statement of additional information.

Lit No. MFGESU-035-1026O CGD/10149-S115585